Exhibit 3.1

CERTIFICATE OF CORRECTION

REGARDING

PINEAPPLE energy inc.

Pursuant to Minnesota Statute Section 5.16, the undersigned the interim Chief Executive Officer of Pineapple Energy Inc. hereby files this Certificate of Correction with respect to the Pineapple Energy Inc. Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Certificate of Designation”) originally filed with the Minnesota Secretary of State on September 9, 2024. The correction is as follows:

1.	Section 4 of the Certificate of Designation states “on an as-converted basis as follows” instead of “on an as-converted basis, subject to the beneficial ownership limitations set forth in Section 5(d), as follows” which was in error.

2.	Section 4 should read as follows:

“Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Preferred Stock shall entitle the holder thereof to vote exclusively with respect to the Reincorporation Proposal (and the Preferred Stock shall not be entitled to vote on any other matter except to the extent required by law) together as a single class with the Common Stock on an as-converted basis, subject to the beneficial ownership limitations set forth in Section 5(d), as follows: each share of the Preferred Stock shall be entitled to such number of votes equal to the quotient obtained by dividing (i) the Stated Value by (ii) the Minimum Price of the Common Stock immediately prior to the effective time of the Securities Exchange Agreements. As long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock (the “Required Holders”), (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to redemption senior to the Preferred Stock, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction this 21st day of September, 2024.

/s/ Scott Maskin
Scott Maskin
Interim Chief Executive Officer